Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220448

Prospectus Supplement No. 1 to

Prospectus dated October 6, 2017

SUPPLEMENT TO

PROSPECTUS/OFFER TO EXCHANGE

INVITAE CORPORATION

Offer by Invitae Corporation

to Exchange Each Outstanding Series F Warrant to Acquire Shares of Common Stock

of

COMBIMATRIX CORPORATION

for

Shares of Common Stock of Invitae Corporation

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 13, 2017, UNLESS EXTENDED.

This prospectus supplement no. 1 supplements and amends the prospectus/offer to exchange dated October 6, 2017, which is referred to as the “original prospectus,” relating to the offer by Invitae Corporation, or Invitae, to exchange outstanding Series F warrants of CombiMatrix Corporation, or CombiMatrix, to acquire shares of common stock of CombiMatrix, or CombiMatrix Series F warrants, validly tendered and not withdrawn in such offer, for shares of Invitae common stock, which offer is referred to as the “Offer.” The Offer was made by Invitae pursuant to an Agreement and Plan of Merger and Reorganization, dated July 31, 2017, or the Merger Agreement, pursuant to which Coronado Merger Sub, Inc., a wholly owned subsidiary of Invitae, will merge with and into CombiMatrix, with CombiMatrix surviving as a wholly owned subsidiary of Invitae, which is referred to as the Merger. As described in this prospectus supplement, for purposes of calculating and satisfying the condition in the Merger Agreement that at least 90% of the CombiMatrix Series F warrants outstanding immediately prior to the date of the Merger Agreement shall have been validly tendered and not withdrawn prior to the expiration of the Offer, which is a condition to Invitae’s obligation to consummate the Merger, Invitae will also count towards such 90% requirement any and all CombiMatrix Series F warrants that are validly exercised prior to the expiration of the Offer (including, for this purpose, such exercises as are made contingent solely upon a closing of the Merger).

Except for counting CombiMatrix Series F warrant exercises prior to the expiration of the Offer toward the minimum required tender condition of 90% as noted above, all other terms and conditions of the Offer remain the same. This prospectus supplement modifies and supersedes certain information in the original prospectus to (i) reflect Invitae’s acceptance of CombiMatrix Series F warrant exercises prior to the expiration of the Offer toward the minimum required tender condition of 90%, (ii) provide updated estimates of the fraction of a share of Invitae common stock, or the Merger Exchange Ratio, into which each share of CombiMatrix common stock will be converted upon a closing of the Merger, based on CombiMatrix’s current estimate of net cash, (iii) provide updated estimates of the number of shares of Invitae common stock to be issued in connection with the Merger and the Offer, and (iv) provide additional disclosure as to how the participation percentage by the holders of the CombiMatrix Series F warrants in the Offer and the amount of CombiMatrix Series F warrants separately exercised impacts the implied per share Merger consideration based on CombiMatrix’s currently estimated net cash. This prospectus supplement should be read in conjunction with the original prospectus and the related letter of transmittal.

Holders of CombiMatrix Series F warrants who have already tendered their CombiMatrix Series F warrants in the Offer and who do not wish to withdraw such securities do not need to take any further action. Holders of CombiMatrix Series F warrants who wish to tender but have not done so should follow the instructions included in the original prospectus and the letter of transmittal.

For a discussion of certain factors that CombiMatrix Series F warrant holders should consider in connection with the Offer, please carefully read the section entitled “Risk Factors” beginning on page 32 of the original prospectus. You can obtain a copy of the original prospectus free of charge through the SEC’s website (www.sec.gov).

Invitae has not authorized any person to provide any information or to make any representation in connection with the Offer other than the information contained in, annexed to or incorporated by reference in the original prospectus or this document, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Invitae.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the original prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is October 23, 2017.

QUESTIONS AND ANSWERS ABOUT THE AMENDMENT OF THE OFFER

Q:	Why is Invitae counting CombiMatrix Series F warrant exercises toward the minimum required tender condition of 90%?

A:	In order to successfully clear the CombiMatrix Series F warrants and streamline CombiMatrix’s capital structure in connection with the Merger, Invitae seeks to eliminate all CombiMatrix Series F warrants and therefore is willing to count any and all exercises of CombiMatrix Series F warrants prior to the expiration of the Offer toward the minimum required tender condition of 90%. In this regard, such exercises as are made contingent solely upon a closing of the Merger will also be counted towards such 90% requirement.

Q:	What will I receive if the Offer is completed?

A:	If the Offer is completed, you will receive 0.3056 of a share of Invitae common stock for each outstanding CombiMatrix Series F warrant to acquire one share of CombiMatrix common stock you tender into, and do not withdraw from, the Offer, subject to the procedures described in the original prospectus and the related letter of transmittal.

CombiMatrix Series F warrant holders should consider the terms of the CombiMatrix Series F warrants and should obtain current market quotations for shares of Invitae common stock and CombiMatrix Series F warrants before deciding whether to tender pursuant to the Offer. Please also see the section of the original prospectus entitled “Risk Factors.”

Q:	What does the CombiMatrix board of directors recommend?

A:	The CombiMatrix board of directors has unanimously recommended that the CombiMatrix stockholders vote to approve the Merger, and the successful completion of the Offer is a precondition to Invitae’s obligation to consummate the Merger. Invitae will count towards the 90% minimum required tender condition any and all CombiMatrix Series F warrants that are validly exercised prior to the expiration of the Offer (including, for this purpose, such exercises as are made contingent solely upon a closing of the Merger).

However, neither Invitae, the CombiMatrix board of directors, the information agent, nor the exchange agent for the Offer is making any recommendation to you as to whether you should tender or refrain from tendering your CombiMatrix Series F warrants pursuant to the Offer. CombiMatrix filed a Schedule 14D-9 with the Securities and Exchange Commission on September 14, 2017, as amended September 29, 2017, which references statements made by CombiMatrix in the original prospectus. You must make your own decision as to whether to tender your CombiMatrix Series F warrants and, if so, how many CombiMatrix Series F warrants to tender. In doing so, you should read carefully the information in the original prospectus, this prospectus supplement and the related letter of transmittal.

Q:	Has the deadline for tendering into the Offer or for exercising withdrawal rights changed?

A:	No. You may tender your CombiMatrix Series F warrants into the Offer through the exchange agent at any time prior to the expiration time, which continues to be 12:00 midnight, New York City time, on November 13, 2017, but which would change if the Offer was extended.

If you are a registered holder of CombiMatrix Series F warrants, you may withdraw previously tendered CombiMatrix Series F warrants at any time prior to the expiration of the Offer. If you hold CombiMatrix Series F warrants in “street name” through a broker, dealer, commercial bank, trust company or other nominee, please contact your broker or other nominee for its specific requirements. Your broker, dealer, commercial bank, trust company or other nominee may establish a deadline prior to the expiration of the Offer by which you must provide it with your instructions to withdraw. For a complete discussion of the procedures for withdrawing your CombiMatrix Series F warrants, please see the section of the original prospectus entitled “The Offer—Withdrawal Rights.”

Q:	How do I tender my CombiMatrix Series F warrants; what if I have already tendered my CombiMatrix Series F warrants?

A:	Holders of CombiMatrix Series F warrants who wish to tender their CombiMatrix Series F warrants but have not yet done so should follow the instructions included in the original prospectus and related letter of transmittal.

Holders of CombiMatrix Series F warrants who have already tendered their CombiMatrix Series F warrants pursuant to the Offer and who have not withdrawn such securities and do not wish to do so do not need to take any further action.

Q:	How do I exercise my CombiMatrix Series F warrants prior to the expiration of the Offer?

A:	If you are a registered holder of CombiMatrix Series F warrants and wish to exercise your CombiMatrix Series F warrants prior to the expiration of the Offer, then prior to the expiration of the Offer you should deliver to the warrant agent, Computershare Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A., an executed notice of exercise and payment of the aggregate exercise price, in accordance with the exercise instructions set forth in such CombiMatrix Series F warrants.

If you hold CombiMatrix Series F warrants in “street name” through a broker, dealer, commercial bank, trust company or other nominee, you must give such broker or other nominee instructions to exercise your CombiMatrix Series F warrants within the time period prior to the expiration of the Offer provided by your broker or other nominee. Your broker, dealer, commercial bank, trust company or other nominee may establish a deadline before the expiration of the Offer by which you must provide it with your instructions. Please contact your broker or other nominee for its specific requirements.

Q:	How do I make my exercise of CombiMatrix Series F warrants prior to the expiration of the Offer contingent solely upon the closing of the Merger?

A:	If you are a registered holder of CombiMatrix Series F warrants and wish to exercise your CombiMatrix Series F warrants prior to the expiration of the Offer and contingent solely upon a closing of the Merger, then prior to the expiration of the Offer you should deliver to the warrant agent, Computershare Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A., an executed notice of exercise and payment of the aggregate exercise price, in accordance with the exercise instructions set forth in such CombiMatrix Series F warrants, together with a cover letter indicating that the exercise is contingent solely upon a closing of the Merger.

If you hold CombiMatrix Series F warrants in “street name” through a broker, dealer, commercial bank, trust company or other nominee, you must give such broker or other nominee instructions to exercise your CombiMatrix Series F warrants contingent solely upon a closing of the Merger within the time period prior to the expiration of the Offer provided by your broker or other nominee. Your broker, dealer, commercial bank, trust company or other nominee may establish a deadline before the expiration of the Offer by which you must provide it with your instructions. Please contact your broker or other nominee for its specific requirements.

Q:	What will CombiMatrix stockholders (including holders of CombiMatrix common stock resulting from exercises of CombiMatrix Series F warrants) receive in the Merger?

A:

At the effective time of the Merger, each share of CombiMatrix common stock will be converted into the right to receive a fraction of a share of Invitae common stock, or the Merger Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Merger Exchange Ratio would be between approximately 0.925 and 0.855 shares of Invitae common stock. The Merger Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in the original prospectus, and the estimate of the Merger Exchange Ratio is subject to adjustment. For example, the estimated Merger Exchange Ratio of 0.925 was calculated assuming that 100% of the CombiMatrix Series F warrants are exchanged in the Offer. Based on the average closing price of $9.491 per share of Invitae common stock on the NYSE for the 30 trading days prior to July 31, 2017, the date on which the Merger Agreement was executed, and currently estimated CombiMatrix net cash of negative $0.2 million (the calculation of which includes a reduction for CombiMatrix transaction bonuses payable), the estimated Merger Exchange Ratio represented $8.78 in value for each share of CombiMatrix common stock. If, instead of being exchanged, 100% of the CombiMatrix Series F warrants were exercised prior to the Merger, the Merger Exchange Ratio would be reduced to 0.855, representing $8.11 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $1.7 million (the calculation of which excludes warrant exercise proceeds).

Alternatively, if none of the CombiMatrix Series F warrants are exchanged in the Offer or exercised prior to the Merger and all CombiMatrix Series F warrants are assumed by Invitae, the Merger Exchange Ratio would be reduced to 0.869, representing $8.25 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $0.08 million; provided, however, that Invitae’s obligation to proceed with the Merger is subject to the minimum required tender condition in the Offer of 90% (and as described in this prospectus supplement, Invitae is willing to accept exercises of CombiMatrix Series F warrants prior to the expiration of the Offer, including such exercises as are made contingent solely upon a closing of the Merger, toward the 90% minimum required tender condition).

These dollar values may fluctuate higher or lower prior to the closing of the Merger depending on fluctuations in the price of Invitae common stock on the NYSE. See the sections of the original prospectus and this prospectus supplement, as applicable, entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” and “The Merger Agreement—Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis” for additional factors that may affect the Merger Exchange Ratio.

Q:	Is the Merger consideration impacted by the number of CombiMatrix Series F warrants tendered in the Offer or exercised?

A:	Yes. The per share value of the Merger consideration payable to the holders of the CombiMatrix common stock (including holders of CombiMatrix common stock resulting from exercises of CombiMatrix Series F warrants) will be reduced to the extent that more shares are outstanding as of a closing of the Merger. Therefore, to the extent that CombiMatrix Series F warrants are exercised prior to a closing and/or are assumed by Invitae, the per share value of the Merger consideration will be reduced. For a table showing the impact of such warrant exercises and tenders on the per share value of the Merger consideration and additional discussion of the foregoing, see the section of the original prospectus and this prospectus supplement entitled “The Merger Agreement—Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis.”

Q:	Where can I find more information about Invitae and CombiMatrix?

A:	You can find more information about Invitae and CombiMatrix from various sources described in the section of the original prospectus entitled “Where You Can Find More Information.”

Q:	Who can help answer my questions?

A:	If you have any questions about the Offer or Invitae’s acceptance of CombiMatrix Series F warrant exercises as counting toward the minimum required condition of 90%, you should contact Advantage Proxy, Inc., Invitae’s information agent for the Offer:

ADVANTAGE PROXY, INC.

PO Box 13581

Des Moines, WA 98198

Telephone: (877) 870-8565 (toll free); (206) 870-8565 (collect)

Email: ksmith@advantageproxy.com

THE OFFER

Amended description of the Offer:

The discussion set forth in the original prospectus regarding the terms of the Offer is hereby amended and supplemented as follows:

Invitae is offering to exchange each outstanding CombiMatrix Series F warrant for shares of Invitae common stock, subject to the conditions contained in the original prospectus, this prospectus supplement and the related letter of transmittal. As of October 19, 2017, there were outstanding CombiMatrix Series F warrants held by public warrant holders to acquire a total of 2,062,066 shares of CombiMatrix common stock at an exercise price of $5.17 per share.

Procedure for Tendering

Holders of CombiMatrix Series F warrants who have already tendered their CombiMatrix Series F warrants pursuant to the Offer and who do not wish to withdraw such securities do not need to take any further action.

Holders of CombiMatrix Series F warrants who wish to tender their CombiMatrix Series F warrants but have not yet done so should follow the instructions included in the original prospectus and related letter of transmittal. For more information on the procedure for tendering, the timing of the Offer, extension of the Offer and your rights to withdraw your CombiMatrix Series F warrants from the Offer prior to the expiration, see “The Offer—Procedure for Tendering” in the original prospectus.

Procedure for Exercise

If you are a registered holder of CombiMatrix Series F warrants and wish to exercise your CombiMatrix Series F warrants prior to the expiration of the Offer, then prior to the expiration of the Offer you should deliver to the warrant agent, Computershare Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A., an executed notice of exercise and payment of the aggregate exercise price, in accordance with the exercise instructions set forth in such CombiMatrix Series F warrants.

If you hold CombiMatrix Series F warrants in “street name” through a broker, dealer, commercial bank, trust company or other nominee, you must give such broker or other nominee instructions to exercise your CombiMatrix Series F warrants within the time period prior to the expiration of the Offer provided by your broker or other nominee. Your broker, dealer, commercial bank, trust company or other nominee may establish a deadline before the expiration of the Offer by which you must provide it with your instructions. Please contact your broker or other nominee for its specific requirements.

Procedure for Conditional Exercise

If you are a registered holder of CombiMatrix Series F warrants and wish to exercise your CombiMatrix Series F warrants prior to the expiration of the Offer and contingent solely upon a closing of the Merger, then prior to the expiration of the Offer you should deliver to the warrant agent, Computershare Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A., an executed notice of exercise and payment of the aggregate exercise price, in accordance with the exercise instructions set forth in such CombiMatrix Series F warrants, together with a cover letter indicating that the exercise is contingent solely upon a closing of the Merger.

If you hold CombiMatrix Series F warrants in “street name” through a broker, dealer, commercial bank, trust company or other nominee, you must give such broker or other nominee instructions to exercise your CombiMatrix Series F warrants contingent solely upon a closing of the Merger within the time period prior to the expiration of the Offer provided by your broker or other nominee. Your broker, dealer, commercial bank, trust company or other nominee may establish a deadline before the expiration of the Offer by which you must provide it with your instructions. Please contact your broker or other nominee for its specific requirements.

Conditions of the Offer

The Offer is subject to the conditions set forth in the original prospectus under “The Offer—Conditions of the Offer,” which may be waived by Invitae except as otherwise described therein, and such discussion is hereby amended and supplemented as follows:

Minimum Tender

There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of CombiMatrix Series F warrants which constitutes at least 90% of the CombiMatrix Series F warrants outstanding immediately prior to the date of the Merger Agreement; provided, however, that Invitae will count towards the 90% minimum required tender condition any and all CombiMatrix Series F warrants that are validly exercised prior to the expiration of the Offer (including, for this purpose, such exercises as are made contingent solely upon a closing of the Merger).

Effect of the Offer on the Market for the CombiMatrix Series F warrants; NASDAQ Capital Market Listing.

In connection with the completion of the Offer and the Merger, Invitae and CombiMatrix intend to make the appropriate filings to delist any remaining unexchanged CombiMatrix Series F warrants from trading on the NASDAQ Capital Market, presuming any remaining unexchanged CombiMatrix Series F warrants will qualify for delisting. Although Invitae’s obligation to proceed with the Merger is subject to the minimum required tender condition in the Offer of 90% (and as described in this prospectus supplement, Invitae is willing to accept exercises of CombiMatrix Series F warrants prior to the expiration of the Offer, including such exercises as are made contingent solely upon a closing of the Merger, toward the 90% minimum required tender condition), the CombiMatrix Series F warrants that are not validly tendered in the Offer or exercised, if any, and that remain outstanding and unexercised at the time of the Merger will be assumed by Invitae in accordance with their terms and converted into warrants to purchase shares of Invitae common stock, with the exercise price and the number of shares of Invitae common stock subject to such warrants being adjusted appropriately to reflect the Merger Exchange Ratio. Issuance of any new Invitae warrants is subject to successful completion of the Offer and closing of the Merger. Invitae does not intend to list such warrants for trading on any national stock exchange.

The ability to sell unexchanged and unexercised CombiMatrix Series F warrants which are converted into Invitae warrants will become limited and could cease to exist due to the reduction in the anticipated amount of the warrants outstanding upon completion of the Offer and the intended delisting of the warrants from the NASDAQ Capital Market. A more limited trading market might adversely affect the liquidity, market price and price volatility of these securities. If a market for such warrants develops, these securities may trade at a discount to the price at which the securities would trade if the amount outstanding were not reduced and the securities were not delisted from trading on the NASDAQ Capital Market, depending on the market for similar securities and other factors. However, there can be no assurance that an active market or any market in the warrants will exist, develop or be maintained or as to the prices at which such warrants may be traded.

THE MERGER AGREEMENT

Amended description of the Merger Agreement:

The discussion set forth in the original prospectus regarding the Merger Agreement is hereby amended and supplemented as follows:

Merger Consideration and Exchange Ratio

It is currently anticipated that, at the closing of the Merger, the Merger Exchange Ratio would be between approximately 0.925 and 0.855 shares of Invitae common stock. The Merger Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in the original prospectus, and the estimate of the Merger Exchange Ratio is subject to adjustment prior to a closing of the Merger, including (i) adjustments to account for the issuance of any additional shares of CombiMatrix common stock prior to the consummation of the Merger, (ii) adjustments to account for CombiMatrix’s net cash at the effective time of the Merger and (iii) adjustments to account for the number of CombiMatrix Series F warrants exchanged in the Offer. For example, the estimated Merger Exchange Ratio of 0.925 was calculated assuming that 100% of the CombiMatrix Series F warrants are exchanged in the Offer. Based on the average closing price of $9.491 per share of Invitae common stock on the NYSE for the 30 trading days prior to July 31, 2017, the date on which the Merger Agreement was executed, and currently estimated CombiMatrix net cash of negative $0.2 million (the calculation of which includes a reduction for CombiMatrix transaction bonuses payable), the estimated Merger Exchange Ratio represented $8.78 in value for each share of CombiMatrix common stock. If, instead of being exchanged, 100% of the CombiMatrix Series F warrants were exercised prior to the Merger, the Merger Exchange Ratio would be reduced to 0.855, representing $8.11 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $1.7 million (the calculation of which excludes warrant exercise proceeds).

Alternatively, if none of the CombiMatrix Series F warrants are exchanged in the Offer or exercised prior to the Merger and all CombiMatrix Series F warrants are assumed by Invitae, the Merger Exchange Ratio would be reduced to 0.869, representing $8.25 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $0.08 million; provided, however, that Invitae’s obligation to proceed with the Merger is subject to the minimum required tender condition in the Offer of 90% (and as described in this prospectus supplement, Invitae is willing to accept exercises of CombiMatrix Series F warrants prior to the expiration of the Offer, including such exercises as are made contingent solely upon a closing of the Merger, toward the 90% minimum required tender condition).

These dollar values may fluctuate higher or lower prior to the closing of the Merger depending on fluctuations in the price of Invitae common stock on the NYSE.

Based on the estimates set forth above, in connection with the Merger and the Offer, Invitae expects to issue a maximum of 4,058,275 shares of common stock, including common stock underlying warrants and Invitae restricted stock units, or RSUs, to CombiMatrix securityholders who, immediately after the Merger, are expected to own approximately 7% of the fully-diluted common stock of the combined company, with Invitae securityholders, whose shares of Invitae capital stock will remain outstanding after the Merger, owning approximately 93% of the fully-diluted common stock of the combined company. These estimates are based on the assumption that 100% of the CombiMatrix Series F warrants are exchanged in the Offer and are subject to adjustment. If, however, all of the CombiMatrix Series F warrants are exercised prior to expiration of the Offer, the maximum amount of Invitae shares expected by Invitae to be issued would increase to 5,100,457, with CombiMatrix securityholders owning 8.7% of the fully-diluted common stock of the combined company and Invitae securityholders owning 91.3% of the fully-diluted common stock of the combined company.

For a complete discussion of the Merger consideration and the Merger Exchange Ratio, including additional factors that may affect the Merger Exchange Ratio, see the sections of the original prospectus and this prospectus supplement, as applicable, entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” and “The Merger Agreement—Determination of CombiMatrix Net Cash; Merger Consideration Sensitivity Analysis.”

Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis

The method of determining CombiMatrix’s net cash pursuant to the Merger Agreement for purposes of the Merger Exchange Ratio, and a sensitivity analysis illustrating how the participation percentage by the holders of the CombiMatrix Series F warrants in the Offer and the amount of CombiMatrix Series F warrants separately exercised impacts the implied per share Merger consideration based on estimated CombiMatrix net cash (before taking into account in such net cash amount any transaction bonus payments or, as applicable, CombiMatrix Series F warrant exercise proceeds), are set forth in the original prospectus under “The Merger Agreement —Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis,” which discussion is hereby amended and supplemented as follows:

Based on the Invitae Trailing Average Share Value, the table below shows how the participation percentage by the holders of the CombiMatrix Series F warrants in the Offer and the amount of warrants separately exercised impacts the implied per share Merger consideration based on estimated CombiMatrix net cash of positive $2.4 million (before taking into account in such net cash amount any transaction bonus payments or, as applicable, warrant exercise proceeds), and, after taking into account transaction bonus payments and, as applicable, warrant exercise proceeds in the calculation of net cash, between negative $0.2 million (where all CombiMatrix Series F Warrants are tendered) and negative $1.7 million (where all CombiMatrix Series F Warrants are exercised). To clarify, the transaction bonus amount will vary depending on the overall net consideration paid to the CombiMatrix common stockholders at closing:

The table below reflects scenarios where the participation percentage by the holders of the CombiMatrix Series F warrants in the Offer ranges from 90% to 100% (assuming none of the CombiMatrix Series F warrants are exercised prior to the expiration of the Offer):

The table below reflects scenarios where the percentage of the CombiMatrix Series F warrants exercised prior to the expiration of the Offer ranges from 90% to 100% (assuming none of the CombiMatrix Series F warrants are tendered in the Offer):

Invitae Common Stock

Each share of Invitae common stock issued and outstanding at the closing of the Merger will remain issued and outstanding and those shares will be unaffected by the Merger. Invitae stock options, RSUs and warrants issued and outstanding at the closing of the Merger will also remain issued and outstanding and unaffected by the Merger. Immediately after the Merger, Invitae securityholders are expected to own approximately 93% of the fully-diluted common stock of the combined company.

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